PUBLIC

14046227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2014

SEC FILE NUMBER
8- 67914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic State Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Seven Avon Road
(No. and Street)

Larchmont, New York 10538-1420
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Weston; (914) 643-2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PragerMetis CPAs, LLC
(Name – *if individual, state last, first, middle name*)

675 Third Avenue - 3rd Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic State Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[no exceptions]

Signature

Managing Director

Title

Notary Public

DONALD GOLDSMITH
Notary Public, State of New York
No. 01GO5021034
Qualified in Westchester County
Commission Expires Dec. 6, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic State Partners, LLC

Statement of Financial Condition and Independent Auditor's Report

December 31, 2013

Atlantic State Partners, LLC

Contents

Independent Auditor's Report	1 - 2
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4 - 5

PragerMetis

Independent Auditor's Report

To the Members of
Atlantic State Partners, LLC

Prager Metis CPAs, LLC
675 THIRD AVENUE
3RD FLOOR
NEW YORK, NY 10017
T 212.972.7555
F 212.370.1532
www.pragermetis.com

We have audited the accompanying statement of financial condition of Atlantic State Partners, LLC (a New York State corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlantic State Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
New York, New York
February 10, 2014

Atlantic State Partners, LLC

Statement of Financial Condition

		December 31, 2013
ASSETS		
Cash	$	46,063
Accounts receivable		172
Prepaid expenses		20,821
TOTAL ASSETS	**$**	**67,056**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	9,196
TOTAL LIABILITIES		**9,196**
MEMBERS' EQUITY		**57,860**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**67,056**

Atlantic State Partners, LLC

Notes to Financial Statement

---

1. Nature of Business

Atlantic State Partners, LLC (the "Company") was organized as a limited liability company in the State of New York on May 21, 2007, registered as a broker dealer in November 2008, and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company provides investment banking, strategic advisory and management consulting services. The Company does not hold customer funds nor does it safe keep securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available to be issued on February 10, 2014. Subsequent events have been evaluated through this date.

Cash

The Company maintains its cash balance in a bank account with one financial institution. The Company has not experienced any losses in this account, and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue includes advisory fees earned from providing financial and strategic advisory services to clients, which may include advice as to mergers and acquisitions and private placement of securities. For mergers and acquisitions and private placement of securities, a typical agreement requires an initial payment upon signing with the placement fee paid at closing. Fees are recognized as earned on a pro-rated basis over the period for which the related services are provided.

Income Taxes

The Company is a limited liability company and there is no provision for federal income taxes as the net income of the Company is included in the income tax returns of the individual members.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2013. The Company remains subject to federal and state income tax audits for all periods subsequent to 2010.

Atlantic State Partners, LLC

Notes to Financial Statement

---

2. Summary of Significant Accounting Policies (continued)

recognized in 2013. The Company remains subject to federal and state income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital (as defined) and that the ratio of aggregate indebtedness to net capital (both as defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $36,867, which was $31,867 in excess of its minimum net capital requirement of $5,000, and its ratio of aggregate indebtedness to net capital was 0.25 to 1.

4. Exemption from Rule 15c3-3

The Company is exempt from the Security Exchange Commission Rule 15c3-3; therefore, it is not required to maintain a" Special Reserve Bank Account for the Exclusive Benefit of Customers".